Management's Discussion and Analysis

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2026

Management Discussion and Analysis For the three and nine months ended January 31, 2026 (All amounts are presented in CAD)

Management Discussion and Analysis For the three and nine months ended January 31, 2026 (All amounts are presented in CAD)

1. Introduction

This Management Discussion and Analysis ("MD&A") is intended to help the reader understand Vizsla Silver Corp. ("us", "we", "our", "Vizsla", "Vizsla Silver", "VZLA" or the "Company"), our liquidity, capital resources, and operational and financial performance as at, and for the three and nine-month periods ended January 31, 2026, in comparison to the corresponding prior-year periods.

This MD&A should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements and the related notes (the "Financial Statements"), prepared in accordance with International Accounting Standard 34 ("IAS"), Interim Financial Reporting, for the three and nine-month periods ended January 31, 2026.

This MD&A should also be read in conjunction with the Company's Audited Consolidated Financial Statements and notes for the year ended April 30, 2025 (the "2025 Annual Financial Statements"), related annual MD&A, Form 40-F and Annual Information Form ("AIF"), and other continuous disclosure materials available on our website at www.vizslasilvercorp.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, as applicable (For avoidance of doubt, unless specifically noted, no items from these or other websites mentioned in this MD&A are incorporated by reference).

All amounts in the MD&A and the Financial Statements are in Canadian dollars ("CAD"), the presentation currency of the Company, unless identified otherwise.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the Forward-Looking Statement disclaimer included with this MD&A.

The following are other abbreviations used throughout this MD&A: Au (gold), Ag (silver), AgEq (silver equivalent), oz (ounces), Moz (Million ounces), koz (kilo-ounces), gpt (grams per tonne), and tpd (tonnes per day).

This MD&A has been prepared by management and approved by the Board of Directors as of March 11, 2026 (the "MD&A Date").

2. Description of Business

Vizsla is headquartered in Vancouver, BC. The Company's principal focus is the Panuco district, with near-term production potential in the Panuco West project. VZLA has an ongoing initiative to increase its asset base by expanding current Mineral Resource and Reserve Estimates, acquiring, discovering and developing high value precious metal projects. The company is listed on the Toronto Stock Exchange ("TSX") and the NYSE American exchange and trades under the symbol "VZLA".

Management Discussion and Analysis For the three and nine months ended January 31, 2026 (All amounts are presented in CAD)

Vizsla Silver Corp. was incorporated as Vizsla Capital Corp. under the Business Corporations Act (British Columbia) on September 26, 2017. On March 8, 2018, the Company changed its name to Vizsla Resources Corp. On February 5, 2021, the Company changed its name to Vizsla Silver Corp. The Company shares started trading on the TSX on November 7, 2024, under the symbol "VZLA", before that, the shares traded on the TSX Venture Exchange ("TSXV"). On January 21, 2023, Vizsla Silver Corp. was listed on the NYSE American exchange and commenced trading under the symbol "VZLA".

The Company has no substantial revenue and supports its operations through equity funding or sale of assets such as mineral properties. The value of any mineral property is dependent upon the existence or potential existence of economically recoverable mineral reserves. See the section related to "Risks and Uncertainties" in this statement.

3. Key events

The following are the Company's key events from November 1, 2025 to the date of this MD&A.

Panuco West project development

Q3 FY2026

  On January 28, 2026, the Company reported that ten individuals were taken from its project site in Concordia, Mexico. As a precautionary measure, certain activities at and near the site were temporarily suspended.

On February 9, 2026, the Company reported that it had been informed by a number of families that their relatives, who were taken from the Company's project site in Concordia, Mexico, had been found deceased.

On February 12, 2026, the Company reported that five of the individuals remained unaccounted for. In addition to cooperating fully with Mexican authorities as their investigation and search continues, the Company is thoroughly reviewing the circumstances surrounding these tragic events. The Company remains committed to responsibly developing the Panuco district over the long term and maintaining its investment in the community of Concordia.

  On January 13, 2026, the Company reported additional high-grade intercepts at Copala with Geotechnical drilling from 11 geotechnical drill holes. The reported results correspond to 29 oriented geotechnical drill holes completed within the Copala, Tajitos and Napoleon resource areas between May 2025 and August 2025.
  On November 12, 2025, the Company announced positive results from its independent Feasibility Study (the "Feasibility Study") on its 100%-owned flagship Panuco silver-gold project. The Feasibility Study provides a robust case for developing the Panuco silver-gold project as a high-margin, underground precious metals mine with low initial capital requirements and rapid payback.

The Feasibility Report was completed by Ausenco Engineering Canada ULC, supported by Mining Plus Canada Consulting Ltd. and SGS Canada Inc., in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects. Details of the Feasibility Study are provided in a technical report filed under the Company's SEDAR profile entitled, "Panuco Project NI 43-101 Technical Report and Feasibility Study" with an effective date of November 4, 2025 (the "Technical Report").

Management Discussion and Analysis For the three and nine months ended January 31, 2026 (All amounts are presented in CAD)

The Company is advancing permitting and targeting a construction decision upon receipt of required approvals.

Financing and Corporate

Q3 FY2026

  As of January 31, 2026, Vizsla Silver is well funded with cash and cash equivalents of approximately $503,000,000 (April 30, 2025 - approximately $133,000,000) and approximately $83,000,000 in Short-term investments (April 30, 2025 - approximately $11,900,000).
  On December 18, 2025, the Company acquired from Minera Fresnillo S.A. de C.V. ("Fresnillo"), a subsidiary of Fresnillo Plc, ten claims comprising 2,378 hectares along the highly prospective Panuco - San Dimas corridor. Seven of these claims comprising 1,734 hectares are strategic and occur adjacent to the Panuco project covering prospective areas or potential extensions to veins with known mineralization.
  On November 24, 2025, the Company announced the closing of the offering of 5.00% convertible senior unsecured notes due 2031 for a principal amount of USD $300,000,000, which includes the exercise in full by the initial purchasers of their option to purchase an additional USD $50,000,000 of Notes. Concurrently with the issuance of the Notes, the Company purchased cash-settled call options (the "Capped Calls") with a strike price equal to initial conversion price of the Notes of USD$5.84 and with a cap price of US$10.51, a term consistent with the term of the Notes. This transaction effectively increased the conversion price of the Notes up to USD$10.51 per share. The purchase price for the Capped Call transactions was approximately USD $47,490,000.

4. Outlook and upcoming milestones for 2026

The Company's key initiatives include detailed engineering, underground drilling, geophysical surveys, and optimization work required to enter a construction decision.

Advancing detailed engineering of the mine and process infrastructure as it transitions into project execution, including the selection of key partners for construction and mining.

A planned 10,000-tonne bulk sample material will support a fifth phase of metallurgical testwork to optimize silver and gold recovery, reagent usage, and further rheological testing to ensure robustness of tailings and paste backfill.

The Company's target for 2026 is 58,000 meters of diamond drilling across the Panuco district and 9,000 metres at the Santa Fe project.

Key objectives for the year include:

  Advance detailed engineering and select contractors for construction and mining.
  Advance ongoing test mine and bulk sample program.
  Continue underground infill and expansion drilling to support an updated project MRE.
  Advance district-wide surface exploration drilling, including follow up test work at Animas.
  Complete updated district-scale airborne EM survey.
  Advance mapping and sampling on the Panuco and Santa Fe projects and start prospective mapping at La Garra.
  Advance systematic surface vibration and audible noise monitoring in the municipality of Concordia to inform crown pillar design and verify community impact mitigation measures.

Management Discussion and Analysis For the three and nine months ended January 31, 2026 (All amounts are presented in CAD)

5. Environmental, Social, and Governance ("ESG")

During the nine months ended January 31, 2026, the Company released its third annual Sustainability Report (the "Report"), which highlights the Company's continued dedication to sustainable growth and gives an overview of key initiatives and measurable achievements made in the areas of community engagement and environmental footprint.

The Company has invested over USD $600,000 into local community well-being initiatives.

Additionally, Minera Canam S.A. de C.V. ("Minera Canam"), a wholly owned subsidiary of Vizsla Silver, has enabled the Minera Canam to earn, for the fourth consecutive year, the Empresa Socialmente Responsable (ESR) distinction from the Mexican Center for Philanthropy (CEMEFI). The recognition underscores the Company's consistent adherence to responsible business practices and reinforces its position as a leader in fostering sustainable development and building long-term, trust-based relationships with local stakeholders.

6. Operating performance

1. Panuco district

The Panuco Silver-Gold Project is in the Panuco-mining district in the municipality of Concordia in southern Sinaloa state along the western margin of the Sierra Madre Occidental physiographic province in western Mexico. The Project covers a total area of 7,610 hectares, including the Fresnillo acquired mining concessions.

As of the date of this MD&A, Vizsla Royalties Corp. holds 3.5% Net Smelter Return ("NSR") on the Silverstone Concessions, of which 0.5% was retained from the spin-out from the Company, and 2.0% NSR on multiple properties that are part of the Panuco-district.

Geology

The Panuco district is located along the western margin of the Sierra Madre Occidental ("SMO"), an igneous province recording continental magmatic activity from the Late Cretaceous to the Miocene that is separated into the Lower Volcanic Complex (LVC) and the Upper Volcanic Series (UVS). The stratigraphic column in the Project consists predominantly of intrusive, volcanic and volcaniclastic rocks of intermediate to felsic composition of the LVC that have been intruded by younger domes and dikes of rhyolite and basalt compositions of the UVS. An approximately 9 by 3-km pluton of diorite to quartz diorite composition and lavas and tuffs of andesite composition are the main host lithologies of the epithermal veins in the district.

Mineralization

Mineralization on the property comprises several epithermal veins that range from decimeters to greater than 10 metres in width occurring in corridors up to 3.7 kilometres long. Veins have narrow envelopes of silicification, local argillic alteration and are usually marked by clay gouge when they are emplaced along reactivated faults. The broader alteration envelope comprises propylitic alteration bearing chlorite, pyrite and epidote. The mineralization along the vein corridors comprises quartz-carbonate veins - breccias bearing fine-grained disseminated pyrite, sphalerite, galena, acanthite and electrum.

Exploration update

For the three and nine months ended January 31, 2026, the Company completed approximately 359 metres and 7,200 metres of drilling, respectively. As of January 31, 2026, the Company had drilled an estimated cumulative 413,200 metres (1,100 drill holes) since the inception of the Panuco Project. Results since November 2019 to February 20, 2025 (drilling cut-off date for the Technical Report) were presented in the Mineral Resources Estimate section of the Technical Report.

Management Discussion and Analysis For the three and nine months ended January 31, 2026 (All amounts are presented in CAD)

Underground and development activities for the Panuco West Project

The test mining program at Panuco West is focused on key areas of underground development and surface infrastructure designed to support the ultimate extraction and processing of bulk mineralization from Copala. The underground scope includes approximately 1,070 meters of ramp and lateral development, with 170 meters dedicated to ore development. Mining methods include portal and ramp preparation as well as ore development tunnels, designed for safe and efficient bulk sampling.

For the three and nine months ended January 31, 2026, underground development was approximately 850 meters in waste with 130 meters of lateral development remaining to reach the Copala ore vein. As of January 31, 2026, the Company has developed a total of 850 meters, including 640 meters of decline, 21 meters of safety bays, 11 meters of electrical substation, 90 meters of access level, 24 meters of sumps, 5 meters of refuge station, and 61 meters of exploration drilling bays. Additionally, a passing bay was prepared for traffic control on the main ramp between the 500-and 480-levels.

Feasibility Study for the Panuco West Project

Feasibility Study Highlights (Base Case)

Base Case metal prices used in this analysis were US$3,100 per Au ounce ("oz") and US$35.50 per Ag oz. These prices were based on long-term consensus average prices.

The following list includes multiple estimates:

  The Feasibility Study considers 3,300 tonnes per day ("tpd") production rate for the first three years, expanding to 4,000 tpd in year 4, producing silver-gold doré with an initial mine life of 9.4 years. On an after-tax basis, an NPV(5%) of US$1,802 million, 111% of IRR, and payback period of 7 months.
  The Proven and Probable Mineral Reserve1 for the Panuco project is estimated at 12,800 kt at an average grade of 249 g/t Ag and 2.01 g/t Au or 416 g/t AgEq .
  Average annual payable production of 17,400 koz AgEq2 per year (10,130 koz Ag per year and 83 koz Au per year). Years 1-5 average annual payable production of 20,078 koz AgEq per year (12,067 koz Ag per year and 92 koz Au per year)
  Life of mine ("LOM") cash costs3 of US$8.56/oz payable AgEq on a co-product basis, all-in sustaining costs (AISC4) of US$10.61/oz payable AgEq on a co-product basis

1. The effective date of the Mineral Reserve Estimate is November 4th, 2025.

2. AgEq oz = Ag oz + Au oz x (US$3,100/oz Au ÷ US$35.50/oz Ag).

3. Total cash costs consist of operating cash costs plus royalties and offsite (refining & transport) charges, such measures are presented in accordance with NI 43-101.

4. AISC consist of total cash costs plus sustaining capital and closure costs, such measures are presented in accordance with NI 43-101.

Information referenced in this MD&A has been derived from the Company's feasibility study, which includes certain financial performance measures that may be considered non-GAAP financial measures and do not have standardized meanings under International Financial Reporting Standards ("IFRS"). These measures may not be comparable to similar measures reported by other issuers. Readers should refer to the Feasibility Study, available under the Company's profile on SEDAR+ www.sedarplus.com, for further details regarding these measures and the assumptions used in their calculation.

Management Discussion and Analysis For the three and nine months ended January 31, 2026 (All amounts are presented in CAD)

Mineral reserves

The Proven and Probable Mineral Reserve for the Panuco West project is estimated at 12.81 Mt at an average grade of 249 g/t Ag and 2.01 g/t Au or 416 g/t AgEq, as summarized in following table.

The initial Mineral Reserve estimate was prepared by Jason Blais, P.Eng., Principal Mining Consultant of Mining Plus with an effective date of November 4th, 2025.

Classification	Tonnes	Grade			Contained Metal
	(kt)	Ag (g/t)	Au (g/t)	AgEq (g/t)	Ag (k oz)	Au (k oz)	AgEq (k oz)
Proven	1,948	308	2.35	502	19,264	147	31,424
Probable	10,854	239	1.95	400	83,351	681	139,687
Planned Stockpile Proven	4	330	3.70	635	41	0.5	82
Probable	3	318	2.90	558	34	0.3	54
Total Proven + Probable[1]	12,809	249	2.01	416	102,689	829	171,246

1. The Mineral Reserve is estimated using the 2019 CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines and 2014 CIM Definition Standards for Mineral Resources & Mineral Reserves.

Mineral Reserves are based on Measured and Indicated Mineral Resource Classifications only.

The Mineral Reserve was calculated using long-term metal prices of US$28.50/oz Ag, US$ 2,300/oz Au.

The block model NSR value was calculated on an individual block basis using interim Phase 2 process recovery formulas for each zone. Copala/Tajitos Ag process recovery calculated as 1.56*ln(Ag g/t) + 83.9)/100 and Copala/Tajitos Au process recovery calculated as 1.96*ln(Au g/t) + 91.4)/100. Napoleon/Luisa Ag process recovery calculated as 8.8*ln(Ag g/t) + 44)/100 and Napoleon/Luisa Au process recovery calculated as 1.7*ln(Au g/t) + 93.7)/100.

The Mineral Reserve is estimated using three NSR cut-off values (COV). A Fully Costed COV was calculated at US$105.72 for Long Hole Stoping (LHS) and US$129.33/t for Drift and Fill (DAF), an Incremental COV of US$ 87.00 /t for LHS and US$ 110.00 /t for DAF and a Marginal COV of US$33.00/t applied to development that must be mined to access production areas.

The Planned Stockpile is anticipated to be mined from the Copala orebody as part of the ongoing Test Mine bulk sample activities prior to the start of the Feasibility Study mine schedule.

Royalty rates of 3.5% and 2.0% were applied to the deposit based on royalty boundaries. The 2.0% royalty boundary only affects a portion of the Napoleon deposit.

AgEq (g/t) = (Ag(g/t) + 82.54*Au(g/t)) for Copala & Tajitos and AgEq = (Ag(g/t) + 82.97*Au(g/t)) for Napoleon & Luisa at 3.5% royalty and AgEq = (Ag(g/t) + 82.97*Au(g/t)) for Napoleon at 2% royalty. AgEq is expressed based on a number of revenue factors. See Table 6 for a complete list of inputs used to calculate NSR and AgEq factors.

Mining recovery between 90% to 100% is applied to the estimate depending on the mining method and is reduced in some areas based on geotechnical guidelines or mining sequence. Mining recovery averages 96% for the overall project.

The Mineral Reserve includes both planned and unplanned dilution. Unplanned dilution includes dilution from overbreak, backfill and material handling. Dilution within Stope Optimizer (SO) outputs was estimated at 36% and additional unplanned dilution of 2% was added for backfill dilution in longhole stopes. Internal dilution in DAF mining within the mining shape was estimated at 31% and additional backfill dilution in DAF was estimated at 5%.

For LHS, a minimum mining width of 1.5 meters was used excluding overbreak and unplanned dilution, and for DAF, a minimum mining width of 5.0 meters was used.

The economic viability of the Mineral Reserve is demonstrated using a discounted cash flow model.

The independent and qualified person for the Mineral Reserve, as defined by NI 43-101, is Mr. Jason Blais, P.Eng., Principal Mining Consultant for Mining Plus Canada Consulting Ltd.

The effective date of the Mineral Reserve Estimate is November 4th, 2025.

Totals may not add up due to rounding.

Management Discussion and Analysis For the three and nine months ended January 31, 2026 (All amounts are presented in CAD)

Mineral resource estimate

On January 9th, 2025, the Company announced the results of the Panuco West project mineral resource estimate update. The company in conjunction with an independent qualified person ("QP") completed a geostatistical block model estimate. Details of the methods used, and other project information are available for review in a National Instrument ("NI") 43-101 compliant report (the NI technical report is a Canadian document that summarizes material scientific and technical information for a mineral property, required by the Canadian Securities Administrators) available on SEDAR+ (February 20, 2025).

Panuco West Project Resource Summary - January 9, 2025 (150 g/t AgEq cut-off) or (1.97 g/t AuEq cut-off)

Classification	Tonnes	Average Grade						Contained Metal
		Ag	Au	Pb	Zn	AgEq	Au Eq	Ag	Au	Pb	Zn	AgEq	AuEq
	(Mt)	(g/t)	(g/t)	(%)	(%)	(g/t)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)	(koz)
Measured & Indicated	12.96	307	2.49	0.27	0.85	534	6.58	127,819	1036	34.9	110.2	222,362	2,739
Inferred	10.50	219	1.96	0.30	1.01	412	4.91	73,621	660	31.2	106.2	138,711	1,654

The classification of the current Mineral Resource Estimate into Indicated and Inferred is consistent with current 2014 CIM Definition Standards - For Mineral Resources and Mineral Reserves.

Tables presented include only the Copala and Napoleon deposits, which inform the Feasibility Study mine plan. The complete project-wide Mineral Resource Estimate will be available in the Technical Report.

All figures are rounded to reflect the relative accuracy of the estimate and numbers may not add due to rounding.

All mineral resources are presented undiluted and in situ, constrained by continuous 3D wireframe models (considered mineable shapes), and are considered to have reasonable prospects for eventual economic extraction.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

It is envisioned that the Panuco Project deposits may be mined using underground mining methods including longhole stoping (LHS) and/or drift-and-fill (DAF). Mineral resources are reported at a base case cut-off grade of 150 g/t AgEq. The mineral resource grade blocks were quantified above the base case cut-off grade, below surface and within the constraining mineralized wireframes.

Based on the size, shape, general thickness and orientation of the majority of the mineralized zones within the project area, it is envisioned that the deposits may be mined using a combination of underground mining methods including longhole stoping (LHS) and/or drift-and-fill (DAF).

The base-case AgEq Cut-off grade considers metal prices of $26.00/oz Ag, $1,975/oz Au, $1.10/lb Pb and $1.35/lb Zn and considers metal recoveries of 93% for Ag, 90% for Au, 94% for Pb and 94% for Zn.

The base case cut-off grade of 150 g/t AgEq considers a mining cost of US$45.00/t and processing, treatment, refining, and transportation cost of USD$30.00/t and G&A cost of US$20.00/t of mineralized material.

The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

Mineral Resources are inclusive of Mineral Reserves.

2. Panuco Central & East Project

The Animas vein-system is located approximately six kilometres to the northeast of the Copala resource area, emplaced on reactivated northwest- to west-northwest-trending normal fault that dips to the southwest. The Animas system hosts the largest number of historical workings, including the Rosarito and Cuevillas veins with a current inferred resource of 7.01 Moz AgEq.

Management Discussion and Analysis For the three and nine months ended January 31, 2026 (All amounts are presented in CAD)

Exploration update

The Company plans to follow up on the La Pipa discovery with additional exploration-delineation stage drilling subject to ongoing exploration success.

On March 31, 2025, the company intersected a new high-grade discovery in the Animas zone, approximately six kilometres northeast of the Copala resource area along the Animas Vein system and beneath historic mine workings.

3. Santa Fe Project

The Santa Fe Project is in the Sinaloa State and immediately south of and contiguous to Vizsla's El Richard and San Enrique Project. The Project covers a total area of 12,230 hectares (including both producing and exploration concessions). The Santa Fe "producing" mine with a 350 tonnes per day flotation plant is located approximately 22 km southeast of Panuco Project.

Exploration update

The Company plans initial reconnaissance drilling and ongoing technical work to support future drill programs at Santa Fe. As of January 31, 2026, the Company has completed drilling of 170 m in one hole, mapping over 221 hectares around the Santa Fe mine area and has collected 64 rock samples.

4. La Garra Project

The La Garra Project is located 108 kilometres northeast of the City of Mazatlan, in the Municipality of Mazatlan, Sinaloa, Mexico and approximately 32 km north-northwest of the Panuco Project and 32 km south-southwest of San Dimas in the Mazatlán municipality. The La Garra-Metates Project covers a total area of 16,960 hectares in the heart of the emerging silver-gold-rich Panuco - San Dimas corridor.

The Company acquired the project with a 1% NSR royalty agreement for the La Garra-Metates District and has the right to repurchase such royalty at any time for consideration of US$750,000. In addition, the agreement has a finder's fee of 2% NSR of the project payable to an arm's length Mexican Company.

Exploration update

As of January 31, 2026, the Company completed LiDAR surveying over 19,700 hectares, to aid future prospecting and mapping at La Garra.

5. San Enrique Project

The San Enrique Prospect is partially adjacent to the southern boundary of the Panuco project. The Project covers a total area of 10,670 hectares (El Richard with 3,689 and San Enrique with 6,980) in the emerging silver-gold-rich Panuco - San Dimas corridor.

Exploration update

The Company plans to start permitting works and prospective mapping and rock sampling activities at San Enrique in 2026.

Management Discussion and Analysis For the three and nine months ended January 31, 2026 (All amounts are presented in CAD)

7. Financial performance

FINANCIAL RESULTS - THREE AND NINE-MONTH PERIODS ENDED JANUARY 31, 2026

The functional currency for each of the Company's subsidiaries is the currency of the primary economic environment in which the entity operates. The Company considered the functional currency to be the Mexican Pesos (MXN) and Canadian Dollar ("CAD"). Effective November 1, 2025, the functional currency of each Company's subsidiaries changed from CAD and MXN to US dollars ("USD"). The change of functional currency was determined and treated in accordance with IAS 21 - The effects of changes in foreign exchange rates, which includes accounting for the functional currency change on a prospective basis.

During the nine months ended January 31, 2026, Vizsla reported a comprehensive loss of $127,461,8451, compared to a loss of $30,310,287 in the same period in 2025. This included a fair value loss on embedded derivatives of $140,550,751 (2025 $nil) and a translation gain on foreign operations gain of $31,287,789 (2025 loss of $28,721,090), mainly due to functional currency to be the MXN and CAD until October 31, 2025, at which point functional currency changed to be US dollars USD. The gain recorded by the company was largely a result of an appreciating CAD relative to USD as described above.

The following table summarizes the three and nine-month periods as of January 31, 2026, and 2025 differences in the net loss and other comprehensive loss:

	Three months	Nine months	Note
	Q325 v Q326	Q325YTD v Q326YTD
	$	$
Exploration & Evaluation expenses	-	(24,131)
General and administrative expenses
(Increase)/Decrease office and administrative	354,978	(890,475)
(Increase)/Decrease professional fees	(1,229,029)	(7,473,905)
(Increase)/Decrease marketing and communication	2,106,802	2,384,895
(Increase)/Decrease regulatory and transfer agent	3,794	(8,709)
(Increase)/Decrease share-based compensation	99,291	(2,297,980)
(Increase)/Decrease depreciation	136,448	94,077
Increase in loss from operations	1,472,284	(8,192,097)	1
Other Income (expenses)
Increase/(Decrease) interest and finance income	4,151,605	7,171,314	2
Increase/(Decrease) finance cost	(152,810,747)	(152,810,747)	3
Increase/Decrease foreign exchange gain (loss)	(1,994,283)	3,694,506	4
Increase/(Decrease) revaluation gain on investment on instruments	2,910,674	5,167,272	5
Increase/(Decrease) gain on debt settlement of Vizsla Royalties	-	(321,862)	6
Increase/(Decrease) gain on spin out of Vizsla Royalties	-	(13,749,421)	6
Increase/(Decrease) gain in share of Vizsla Royalties	(2,176,276)	2,876,937	6
Increase/(Decrease) transaction costs	(892,096)	(779,099)
Increase/(Decrease) other income	(77,543)	(77,543)
Increase in loss before income taxes	(149,416,382)	(157,044,871)
Increase/(Decrease) current income tax	(30,365)	(115,566)
Increase in net loss for the period	(149,446,747)	(157,160,437)
Other comprehensive income loss
Items that will be reclassified subsequently
Increase/(Decrease) in translation gain on foreign operations	6,478,607	60,008,879
Increase in comprehensive loss	(142,968,140)	(97,151,558)

Management Discussion and Analysis For the three and nine months ended January 31, 2026 (All amounts are presented in CAD)

1) General and administrative ("G&A") expenses

During the three-month period ended January 31, 2026, general and administrative expenses totaled $5,869,982, representing a decrease of $1,472,284 compared to $7,342,266 for the same period in 2025. The decrease was primarily attributable to lower marketing and communications expenditures. This was partially offset by higher professional fees associated with the period's expansion of corporate activities.

During the nine-month period ended January 31, 2026, the G&A expenses amounted to $27,143,865, which is $8,192,097 higher than the $18,951,768 recorded in the same period in 2025. This increase was primarily due to higher salaries and benefits reflects the expansion of the corporate team along with an increase in consulting and advisory fees in legal, tax and other administrative-related related to support the transition from the exploration stage toward development and construction of the Panuco district.

2) Interest and finance income

During the three-month period ended January 31, 2026, interest and finance income totaled $5,121,749, an increase of $4,151,605 compared to $970,144 recorded in the same period in 2025. The increase was primarily attributable to significantly higher average cash and cash-equivalent balances, which rose to approximately $503,000,000 in 2026 from approximately $133,000,000 in 2025, as well as short-term investments of $82,248,000 held with major financial institutions in the form of Guaranteed Investment Certificates ("GICs"). The impact of higher balances was partially offset by lower prevailing interest rates during the period.

For the nine-month period ended January 31, 2026, interest and finance income was $9,280,156, representing an increase of $7,171,314 compared to $2,108,842 in the corresponding period of 2025, driven by the same factors described above.

3) Finance cost

In November 2025, the Company issued USD $300,000,000 ($423,240,000) of convertible senior unsecured notes (the "Notes") via private placement. The Company received $404,382,031 after commissions, fees and transaction costs of USD $13,386,651 ($18,857,969). The transaction costs are included in the amortized value of the host contract and amortized over the life of the Notes using the effective interest method. The Notes pay interest semi-annually at a rate of 5% per annum commencing on July 15, 2026, and mature on January 15, 2031. The holders of the Notes may convert their Notes in shares, cash or a combination thereof at the Company's discretion, under the following circumstances: (1) the closing sale price of the Company's shares exceeds 130% of the conversion price of USD$5.84 per share for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding quarter, and only in the following quarter (the "Share Price Threshold"); (2) the trading price per $1,000 principal amount of the Note is equal to or less than 98% of the product of the closing sale price of the Company's common shares and the applicable conversion rate; (3) the Notes are called for redemption by the Company; or (4) after October 15, 2030. The conversion rate is 171.3062 common shares per USD $1,000 principal amount of notes which represents a conversion price of approximately USD$5.84 per share. Upon conversion the Company may settle the obligation, at its sole discretion, in either common shares, in cash at an equivalent value or in a combination of both.

The Company may redeem for cash all or any portion of the Notes on or after January 22, 2029, but only if the Vizsla Silver stock price reaches at least 130% of the conversion price for 20 out of the previous 30 consecutive trading days. The Share Price Threshold was not met during the three and nine-month period ended January 31, 2026. The redemption price represents 100% of the principal amount of the Notes, plus accrued and unpaid interest. The Notes contain a make-whole provision such that, in the event of a redemption, the conversion price is adjusted to ensure no loss to the Note holders. Upon the occurrence of specified corporate transactions, such as a change of control, major corporate transaction, or liquidation, and the Company must offer to repurchase all or part of the outstanding Notes for cash.

Management Discussion and Analysis For the three and nine months ended January 31, 2026 (All amounts are presented in CAD)

The Notes mature on January 15, 2031 and has an effective interest rate of 10.59%. Any Notes not converted, repurchased or redeemed prior to the maturity date will have their principal amount repaid by Vizsla Silver in cash at maturity.

Under IFRS 9, Financial Instruments, the conversion and redemption features ("Derivative Liability") embedded in the Notes are bifurcated from the host debt and recognized as derivative liabilities because they are not closely related to the host and may be settled in cash, shares, or a combination thereof. The derivative liabilities are measured at fair value on initial recognition and at each reporting date, with changes recognized in profit or loss. The host debt is recognized at the residual amount, after allocating fair value to the embedded derivatives and deducting transaction costs and is subsequently measured at amortized cost using the effective interest method.

As noted above, the driver of finance costs is the issuance of convertible notes.

During the three- and nine-month periods ended January 31, 2026, the Company recorded finance costs of $152,810,747. Comprised of $140,550,751 loss on revaluation of the derivative embedded in the convertible senior notes, cash interest of $3,813,272, accretion of $2,479,274 from the host liability and a loss on revaluation of $5,967,450 on the capped calls.

4) Foreign exchange

The Company has determined the functional currency of the parent entity and its subsidiaries to be USD. Previously, the functional currency was MXN and CAD, but effective November 1, 2025, the Company determined it was USD.

Under IFRS Accounting Standards, differences arising from translating into the functional currency are recorded in the income statement, while differences arising from translating back to the presentation currency are recorded in the currency translation reserve on the balance sheet.

The Company recognized a foreign exchange loss of $1,336,712 in Q3 FY2026, a loss increase of $1,994,283 compared to the gain of $657,571 reported in Q3 FY2025. For the nine-month period ended January 31, 2026, the Company recorded a foreign exchange gain of $3,750,281, an increase of $3,694,506 from the $55,775 gain recognized in the same period mainly due to the appreciation of the MXN and CAD against the USD.

5) Investment in equity instruments

During the three-month period ended January 31, 2026, the Company recognized a gain of $2,761,878 on investments in equity instruments and warrant investments in other entities, compared to a loss of $148,796 in the same period of 2025. The increase primarily reflects favourable changes in the publicly traded equity securities and the remeasurement of warrants to fair value at the reporting date.

Management Discussion and Analysis For the three and nine months ended January 31, 2026 (All amounts are presented in CAD)

For the nine-month period ended January 31, 2026, the Company recorded a gain of $5,236,878, compared to a gain of $69,606 for the same period in 2025, driven by the same factors described above.

6) Investment in Vizsla Royalties Corp.

During the three-month period ended January 31, 2026, the Company recognized $522,237 as share of loss from its associate (2025 - income of $1,654,039)

During the nine-month period ended January 31, 2026, Vizsla Royalties Corp. raised cash in a transaction in which the Company did not participate. As a result, the change was assessed as a deemed disposal gain due to the dilution of the Company's ownership interest without a loss of significant influence. For the nine-month period ended January 31, 2026, the Company recognized a $3,969,456 share of income from its associate and $7,026,410 deemed disposal gain.

During the nine-month period ended January 31, 2025, the Company recognized $13,749,421 as a gain from the spin-out of Vizsla Royalties and $321,862 gain on Vizsla Royalties' debt settlement.

8. Review of Quarterly Results

The following table sets out selected quarterly results over a period encompassing the most recently completed eight quarters. The most significant factors affecting results in the quarters presented were the convertible senior notes offering and capped call options. The strengthened balance sheet allowed the Company to advance its planned drilling campaigns, expand technical studies, and support project development activities at its core Panuco district and expansion in the Panuco - San Dimas corridor.

	Quarter ended
	January 2026	October 2025	July 2025	Apr. 2025
	$	$	$	$
Total assets	1,019,585,544	621,846,183	608,919,285	414,942,769
Total liabilities	537,932,485	9,004,197	7,737,515	6,392,341
Net income (loss)	(158,749,634)	(6,854,875)	1,683,753	(6,261,800)
Net income (loss) per common share	(0.44)	(0.02)	0.01	(0.03)

	Quarter ended
	Jan. 2025	Oct. 2024	July 2024	Apr. 2024
	$	$	$	$
Total assets	373,487,127	357,136,720	270,839,000	272,782,932
Total liabilities	5,357,514	3,985,802	1,450,003	3,675,973
Net income (loss)	(4,131,765)	(5,381,559)	7,924,127	(3,277,192)
Net income (loss) per common share	(0.01)	(0.02)	0.03	(0.08)

During the three-month period ended January 31, 2026, the Company completed the Feasibility Study and is advancing the test mine and bulk sample program, along with exploration activities, as these were the foundation for the Feasibility Study results.

The Company purchased from Fresnillo the right, title and interest in and to the Claims and agreed to pay USD $2,000,000 and issue 854,697 common shares in the capital of the Company to Fresnillo.

During the three-month period ended January 31, 2026, the Company closed the offering of 5.00% convertible senior unsecured notes due 2031 for a principal amount of USD $300,000,000 ($423,240,000). The company simultaneously entered into capped call option transactions with certain financial institutions, the capped calls were purchased with a strike price equal to initial conversion price of the Notes of USD$5.84 and with a cap price of US$10.51, a term consistent with the term of the Notes. This transaction effectively increased the conversion price of the Notes up to USD$10.51 per share. The purchase price for the Capped Call transactions was approximately USD $47,490,000 ($66,999,000).

Management Discussion and Analysis For the three and nine months ended January 31, 2026 (All amounts are presented in CAD)

The fair value of the Derivative Liabilities on the date of issuance was USD $53,656,843 ($75,699,074), with the residual value of the Notes allocated to the host liability being measured at USD $246,343,157 ($347,540,926 ), after deducting transaction costs. At January 31, 2026 the Company's share price had increased to US$5.08, resulting in an increase in the fair value of the Derivative Liabilities to USD $155,295,777 ($210,612,133), and a fair value loss of USD $101,638,934 ($140,550,751) that was recognized in finance costs for the three and nine-months ended January 31, 2026. The Share Price Threshold was not met during the three and nine months ended January 31, 2026.

In addition, the Company's net loss was impacted by the change in functional currency from MXN and CAD to USD.

9. Liquidity and Capital position

Liquidity

The Company has historically funded its acquisition, exploration, and development activities through equity financings, debt facilities, and, recently, convertible debt.

As at January 31, 2026, the Company's cash and cash equivalents were $502,971,699 compared to $132,616,939 as at April 30, 2025. As at January 31, 2026, the Company's working capital was $580,961,329 compared to $158,221,760 as at April 30, 2025.

During the nine-month period ended January 31, 2026, $14,272,726 was used in operating activities compared to $2,136,538 used in the comparable period ended January 31, 2025. During the same period, $181,611,743 was used in investing activities compared to $21,842,914 used in the same period in 2025, respectively, the increase in the investing activities was mainly due to the rise of the excess cash held that in consequence got $70,342,000 into a short-term investments in GIC and the purchase of the purchase of Capped Call derivative options for USD $47,490,000 ($66,998,892). Additionally, during the same nine-month period, $576,196,692 was generated from financing activities compared to $116,371,411, respectively. The increase in financing activities is mainly due to an increase in funds raised through the convertible notes, net of issue costs, the bought deal public offering and financings through its existing ATM facility.

Capital position

a) Authorized

Unlimited number of common shares with no par value.

b) Issued and outstanding

As of January 31, 2026, 349,431,635 (April 30, 2025: 298,374,460) common shares with no par value were issued and outstanding.

As of January 31, 2026, Vizsla had 16,562,500 stock options outstanding, with a weighted average exercise price of $2.19. Of these, 12,904,00 were vested and exercisable as at that date, with an average weighted exercise price of $2.05 per share. Subsequent to January 31, 2026, the remaining warrants were exercised on February 24, 2026 as well as, a total of 12,000 options were exercised at a weighted average exercise price of $2.24 for proceeds of $26,880.

Management Discussion and Analysis For the three and nine months ended January 31, 2026 (All amounts are presented in CAD)

10. Use of proceeds

Net proceeds of $41,998,303 from the financing completed during the year ended April 30, 2023 and $32,271,861 from the financing completed during the year ended April 30, 2024, were fully deployed to advance the drilling program, to upgrade and expand resources, to provide an updated mineral resource estimate and complete a preliminary economic assessment; complete additional mapping, sampling, geophysics, and drilling to find new bodies of mineralization, and undertake metallurgy, mine engineering studies, a review of mill optimization options, development of our test mine and complete an environment.

Net proceeds from the financing comprised of bought deal public offering, over-allotment option and at-the-market offerings of $108,115,830 completed during 2025 fiscal year, and the warrants and options exercised of $37,670,813, are expected to be used to advance the exploration and development of the Panuco district, exploration of the Santa Fe Project, potential future acquisitions, as well as for working capital and general corporate purposes as set out in the Prospectus Supplement.

Net proceeds from the financing comprised of bought deal public offering, over-allotment option and at-the-market offerings completed during the nine-month period ended January 31, 2026, for a total of $264,244,319, are expected to be used to continue to develop of the Panuco district and Santa Fe option acquisition and exploration campaign, as well as working capital and advance with the plans for construction of the Panuco West Project.

In November 2025, the Company issued USD $300,000,000 ($423,240,000) of convertible senior unsecured notes via private placement. The Company received $404,362,676 after commissions, fees and transaction costs of USD $13,386,651 ($18,877,324). The transaction costs are included in the amortized value of the host contract and amortized over the life of the Notes using the effective interest method. The Notes pay interest semi-annually at a rate of 5% per annum commencing on July 15, 2026, and mature on January 15, 2031. The holders of the Notes may convert their Notes in shares, cash or a combination thereof at the Company's discretion, under the following circumstances: (1) the closing sale price of the Company's shares exceeds 130% of the conversion price of USD$5.84 per share for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding quarter, and only in the following quarter the share price threshold; (2) the trading price per $1,000 principal amount of the Note is equal to or less than 98% of the product of the closing sale price of the Company's common shares and the applicable conversion rate; (3) the Notes are called for redemption by the Company; or (4) after October 15, 2030. The conversion rate is 171.3062 common shares per USD $1,000 principal amount of notes which represents a conversion price of approximately USD$5.84 per share. Upon conversion the Company may settle the obligation, at its sole discretion, in either common shares, in cash at an equivalent value or in a combination of both.

Management Discussion and Analysis For the three and nine months ended January 31, 2026 (All amounts are presented in CAD)

The table below compares the approximate use of proceeds from the Company's financing and the actual amounts spent up to January 31, 2026.

Use of Proceeds	Bought deal and ATM	Warrants and options exercised	Convertible notes	Total
	$	$	$	$
Gross proceeds	343,766,301	37,670,813	423,240,000	804,677,114
Share issue costs	(12,729,063)	-	(18,857,969)	(31,587,032)
Net proceeds	331,037,238	37,670,813	404,382,031	773,090,082
				-
Spent to Date Allocation				-
Exploration and evaluation assets including acquisitions	(121,091,186)	-	-	(121,091,186)
Working capital and general corporate purposes	(2,002,504)	-	(64,405,938)	(66,408,442)
Proceeds available to be spent	207,943,548	37,670,813	339,976,093	585,590,454

The Company will continue to evaluate and acquire future growth opportunities, including strengthening the land holding in the district. The Company will also continue with the resource/discovery-based drill program.

11. Off-Balance sheet arrangements

As a policy, the Company does not enter in off-balance sheet arrangements with special-purpose entities in the normal course of business, nor does it have any unconsolidated affiliates. Certain of the Company's projects are subject to NSR royalties payable on future production. These royalties are customary in the mining industry and do not represent liabilities as at the reporting date but may reduce future revenues should the related properties enter into commercial production.

12. Related party transactions

During the nine-month periods ended January 31, 2026, and 2025, the Company has the following related party transactions:

(a) The Company has incurred $5,022,653 (January 31, 2025: $2,827,094) in salary, consulting fees, and management fees to the Company's officers and companies owned by the Company's officers as compensation.

(b) The Company has incurred $336,398 (January 31, 2025: $311,750) in director fees to the Company's independent directors.

(c) The Company has paid $2,794,940 (January 31, 2025: $585,000) to a company with common directors and officers for technical consulting and General and Administrative expenses.

(d) The Company has granted 2,450,000 (January 31, 2025: 4,850,000) stock options to officers and directors of the Company.

(e) The Company has granted 750,000 (January 31, 2025: 360,000) RSUs to officers of the Company.

Management Discussion and Analysis For the three and nine months ended January 31, 2026 (All amounts are presented in CAD)

(f) The Company has granted 850,000 (January 31, 2025: nil) DSUs to officers of the Company.

(g) The Company has granted 725,000 (January 31, 2025: nil) Performance-Based Restricted Stock Units (PRSU) to officers of the Company.

(h) As of January 31, 2026, $749,224 (April 30, 2025: $394,027) was payable to a Company with common directors and officers

During the three-month periods ended January 31, 2026, and 2025, the Company has the following related party transactions:

(i) The Company has incurred $2,621,618 (January 31, 2025: $2,095,846) in salary, consulting fees, and management fees to the Company's officers and companies owned by the Company's officers as compensation.

(j) The Company has incurred $123,292 (January 31, 2025: $136,750) in director fees to the Company's independent directors.

(k) The Company has paid $1,455,379 (January 31, 2025: $195,000) to a company with common directors and officers for technical consulting and General and Administrative expenses.

These transactions were undertaken in the normal course of operations at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Below is a summary of cash compensation, stock-based compensation, and restricted shares units paid to officers and directors of the Company:

	For the nine months ended
Cash compensation plus bonus	January 31, 2026	January 31, 2025
	$	$
CEO fees	1,141,932	908,750
CFO fees	688,920	416,739
COO fees	962,614	827,917
SVP Business Development and Strategy fees	411,922	383,597
Chief Geologist fees[1]	372,483	290,091
Director fees	336,398	311,750
	3,914,269	3,138,844

	For the nine months ended
Stock-based compensation	January 31, 2026	January 31, 2025
	$	$
CEO fees	936,263	1,420,037
CFO fees	652,418	691,040
COO fees	781,598	1,100,775
SVP Business Development and Strategy fees	450,404	389,105
Chief Geologist fees[1]	450,404	365,137
Director fees	1,045,103	1,460,634
	4,316,190	5,426,728

Management Discussion and Analysis For the three and nine months ended January 31, 2026 (All amounts are presented in CAD)

	For the nine months ended
Restricted share units	January 31, 2026	January 31, 2025
	$	$
CEO fees	454,378	138,901
CFO fees	228,550	67,619
COO fees	332,634	355,258
SVP Business Development and Strategy fees	166,407	72,320
Chief Geologist fees[1]	171,067	83,964
Director fees	13,677	34,177
	1,366,713	752,239

	For the nine months ended
Performance restricted share units	January 31, 2026	January 31, 2025
	$	$
CEO fees	256,098	-
CFO fees	128,049	-
COO fees	64,024	-
SVP Business Development and Strategy fees	85,366	-
Chief Geologist fees[1]	85,366	-
	618,903	-

1. VP Exploration title changed to Chief Geologist effective January 1, 2026

13. Proposed transactions

As of the date of this MD&A, the Company does not have any proposed transactions.

14. Material Accounting Policies, Standards and Judgements

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the 2025 Annual Financial Statements with the exception of the mandatory adoption of certain amendments noted below:

a) Foreign currencies

The functional currency for each of the Company's subsidiaries is the currency of the primary economic environment in which the entity operates. The Company considered the functional currency to be the Mexican Peso ("MXN") and Canadian Dollar ("CAD"). Effective November 1, 2025, the functional currency of each Company's subsidiaries changed from CAD and MXN to United States Dollar ("USD"). The change of functional currency was determined and treated in accordance with IAS 21 - The effects of changes in foreign exchange rates, which includes accounting for the functional currency change on a prospective basis.

The comparative information reflects the previous functional currency and has not been restated, consistent with the prospective treatment required by IAS 21. Management has disclosed the key factors considered in determining the change in functional currency in Note 4 -significant judgements and estimates.

Management Discussion and Analysis For the three and nine months ended January 31, 2026 (All amounts are presented in CAD)

b) Convertible debt instruments

The Notes are an interest-bearing debt instrument, under the terms of which the Company has the right to settle all or part of the instrument in cash on the conversion date. As the Notes contain a conversion and redemption feature that give the holder and Company the right to convert before maturity, under certain circumstances, the Notes are classified as a financial liability with embedded derivatives. Under IFRS 9, Financial Instruments, the Company has the option to elect for the entire Note to be measured at fair value through profit and loss ("FVTPL"), or to bifurcate the host liability from the embedded feature. The Company has elected to account for the Notes as a hybrid instrument, with the embedded derivatives at FVTPL and the host debt at amortized cost. The debt component of the Notes is (i) initially recognized as the difference between the fair value of the financial instrument as a whole and the fair value of the embedded derivatives and (ii) is subsequently recognized at amortized cost using the effective interest rate method. The embedded derivatives represent the conversion and redemption features of the Notes and are (i) initially classified as a financial liability measured at fair value through profit or loss; and (ii) subsequently recognized at fair value with changes in fair value recognized in net earnings or loss. If the conversion feature is accounted for as a derivative liability, such derivative is considered when determining the classification of the entire instrument as current versus non-current.

Transaction costs that are directly attributable to issuing the convertible note are allocated to the host debt and included in its initial carrying amount; they are amortized using the effective interest rate. With the Notes transaction, the Company has elected to allocate all the transaction costs to the host liability, and none were allocated to the derivative liabilities. The transaction costs will be amortized into income using the effective interest method.

c) Capped call

The Company issued convertible senior notes and simultaneously entered into capped call option transactions with certain financial institutions. The capped call options are separate transactions and do not affect the accounting for the liability and equity components of the convertible notes.

The Capped Call is a derivative asset that is measured at fair value, with subsequent changes in fair value recognized through profit or loss.

Management Discussion and Analysis For the three and nine months ended January 31, 2026 (All amounts are presented in CAD)

16. Risks and Uncertainties

The Company is subject to many risks that may affect future operations over which the Company has little control. These risks include, but are not limited to, intense competition in the resource industry, market conditions and the Company's ability to access new sources of capital, mineral property title, results from property exploration and development activities, and currency fluctuations. The ability of the Company to fund its future operations and commitments is dependent on its ability to generate revenue and to obtain additional financing. Risks of the Company's business include the following:

Financial Instruments and Risks

Fair value of financial instruments

The Company applied the following fair value hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:

The three levels are defined as follows:

  Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
  Level 2 - inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for the full term of the financial instrument.
  Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company's financial instruments are cash and cash equivalents, short-term investments, other receivables, warrants investments, capped call derivative options, equity investments, accounts payable and accrued liabilities, due to related party and convertible notes.

Management Discussion and Analysis For the three and nine months ended January 31, 2026 (All amounts are presented in CAD)

The fair value of financial instruments which trade in active markets, such as share and warrant equity instruments, is based on quoted market prices at the balance sheet date. The quoted market price used to value financial assets held by the Company is the current closing price. Warrants that do not trade in active markets have been valued using the Black-Scholes pricing model. Debt instruments have been valued using the effective interest rate for the period that the Company expects to hold the instrument and not the rate to maturity.

During the three and nine-month periods ending January 31, 2026 there were no transfers between levels 1, 2 and 3 and there were no changes in valuation techniques. The following table illustrates the classification of the Company's financial assets and liabilities within their hierarchy as at January 31, 2026 and April 30, 2025:

	Financial Instrument Category (1)	Fair Value Hierarchy	January 31, 2026	April 30, 2025
Financial assets
Cash and cash equivalents	B		502,971,699	132,616,939
Other receivables	B		3,012,516	876,546
Investments
Short-term investments	A	Level 1	82,248,000	11,906,000
Investments in equity instruments	A	Level 1	5,962,525	331,500
Warrants investments	A	Level 2	1,929,090	-
Capped call derivative options	A	Level 3	58,553,464	-
			654,677,294	145,730,985

Financial liabilities
Accounts payable and accrued liabilities	C		4,348,643	4,391,273
Due to related parties	C		749,224	394,027
Derivative liabilities	A	Level 3	210,612,133	-
Convertible notes	C		318,367,118	-
			534,077,118	4,785,300

(1) Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Financial assets at amortized cost; and Category C=Financial liabilities at amortized cost.

Management Discussion and Analysis For the three and nine months ended January 31, 2026 (All amounts are presented in CAD)

The table below shows the effect, at January 31, 2026, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by a sensitivity analysis under the following scenarios, detailed in the following table. There was no balance in Capped Call Derivative Asset as of April 30, 2025.

Instrument Level 3	Valuation Technique	Main unobservable inputs	Impacts (in USD$) Sens, -5% Unfavorable scenario	Impacts (in USD$) Sens, +5% Favourable scenario
Capped Call Derivative Options	Binomial Option-Pricing Model	Volatility	(20.38%)	19.57%

			Impacts (in USD$) Sens, -2.5% Unfavorable scenario	Impacts (in USD$) Sens, +2.5% Favourable scenario
Derivative Liabilities	Market calibration Model	Credit Spread	(18.21%)	15.95%

Risks

The Company's financial instruments are exposed to certain financial risks, including liquidity risk, credit risk and interest rate risk.

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principle financial risks to which the Company is exposed to are:

i. Credit risk

ii. Liquidity risk

iii. Market risk

iv. Foreign Currency risk

v. Interest rate risk

vi. Price risk

The Company's Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

i. Credit risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered with the Company. The Company is exposed to credit-related losses in the event of non-performance by the counterparties. The carrying amounts of financial assets best represent the maximum credit risk exposure at the reporting date. Cash and cash equivalents are held with reputable banks in Canada. The long-term credit rating of these banks, as determined by Standard and Poor's, was A+. As at January 31, 2026, the cash on deposit at these institutions was more than federally insured limits. However, management believes credit risk is low given the good credit ratings of the banks.

Management Discussion and Analysis For the three and nine months ended January 31, 2026 (All amounts are presented in CAD)

ii. Liquidity risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they become due. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at January 31, 2026, the Company had a cash and cash equivalents balance of $502,971,699 to settle current liabilities of $9,087,901.

All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Convertible Senior Notes Offering

On November 24, 2025 the Company closed an offering of 5.00% convertible senior unsecured notes due 2031 (the "Notes") for an aggregate principal amount of USD $300,000,000 ($423,240,000), which includes the exercise in full by the initial purchasers of their option to purchase an additional USD $50,000,000 of notes.

The Company undiscounted contractual cash flow related to Convertible Notes amount to USD $17,292,561 within one year, USD $45,479,286 between two to four years, and USD $315,159,756 five years from the reporting date.

iii. Market risk

This risk relates to fluctuations in commodity and equity prices. The Company closely monitors commodity prices of precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in pricing may be significant.

As of January 31, 2026, the Company has outstanding convertible senior unsecured notes that may be converted into common shares upon the occurrence of certain conditions. As a result, the Company is exposed to market risks associated with fluctuations in the market price of its common shares. If the market price of the Company's common shares exceeds the applicable conversion price, holders of the notes may elect to convert their holdings, which could result in dilution to existing shareholders.

In connection with the issuance of the notes, the Company entered into capped call transactions intended to reduce potential dilution and/or offset cash settlement obligations upon conversion of the notes. The capped call transactions are subject to a cap price and will not offset dilution or settlement amounts above such price.

iv. Foreign currency risk

Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar, United States dollar, and Mexican Peso will affect the Company's operations and financial results. The Company and its subsidiaries are exposed to foreign currency risk to the extent that it has monetary assets and liabilities denominated in foreign currencies.

The Company measures the effect on total assets or total receipts of reasonably foreseen changes in interest rates and foreign exchange rates. The analysis is used to determine if these risks are material to the financial position of the Company. A 1% change in foreign exchange rate of CAD to MXN would increase/decrease the net and comprehensive loss for the nine months ended January 31, 2026, by approximately $41,000 (January 31, 2025: $3,900). A 1% change in foreign exchange rate of CAD to USD would increase/decrease the net and comprehensive loss for the nine months ended January 31, 2026, by approximately $398,000 (January 31, 2025: $124,000). Actual financial results for the coming year will vary since the balances of financial assets are expected to decline as funds are used for Company expenses.

Management Discussion and Analysis For the three and nine months ended January 31, 2026 (All amounts are presented in CAD)

v. Interest rate risk

The Company is exposed to interest rate risk on its short-term investments and convertible notes. The Company's convertible notes bear interest at a fixed rate.

Interest rate risk is the risk that the fair values and future cash flows and short-term investments of the Company will fluctuate because of changes in market interest rates. The average interest rate earned by the Company during the nine-month period ended January 31, 2026, on its cash and cash equivalents and short-term investments was 1.59% (2025 - 1.59%). A 1% increase or decrease in the interest earned from financial institutions on cash and cash equivalents and short-term investments would result in approximately a $5,883,000 change in the Company's net and comprehensive loss (nine-month period ended January 31, 2025: $1,326,000).

vi. Price risk

This risk relates to fluctuations in commodity and equity prices. The Company closely monitors commodity prices of precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in pricing may be significant.

Other Risk Factors

The operations of the Company are speculative due to the high-risk nature of its business, which is the acquisition, financing, exploration, development, and production of mining properties. Additional risks not currently known to the Company, or that the Company currently deems to be immaterial, may also impair the Company's operations. If any of these risks occur, including the financial risks described above, the Company's business, financial condition and operating results could be adversely affected.

Key risks are described below. For a detailed discussion of risks, refer to the Company's Annual Information Form for the year ended April 30, 2025, available on the Company's website.

This MD&A also contains forward-looking information that involves risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks faced by the Company as described in the documents incorporated by reference herein. Refer to the "Cautionary Statement Regarding Forward-Looking Information".

Risks Related to the Cyclical Nature of the Mining Business and Commodity Prices

The mining business and the marketability of the products that are produced are affected by worldwide economic cycles and the Company's long-term profitability depends in large part on the market price of gold and silver. At the present time, the demand for gold, silver and other commodities in many countries is driving increased prices, but it is difficult to assess how long such demand may continue. Fluctuations in supply and demand in various regions throughout the world are common, and there are various factors outside of the Company's control that cause metal prices to fluctuate widely, including the sale or purchase of commodities by various central banks and financial institutions; interest rates and interest rate expectations; exchange rates; inflation or deflation; fluctuation in the value of the United States dollar, the Canadian dollar, the Mexican peso, and other foreign currencies; global and regional supply and demand; the political and economic conditions of major mineral-producing countries throughout the world; the availability and cost of metal substitutes; inventory levels; and carrying charges. There can be no assurance that metal prices will remain at current levels or that such prices will improve.

Management Discussion and Analysis For the three and nine months ended January 31, 2026 (All amounts are presented in CAD)

A decline in metal prices may require the Company to write-down mineral resource and mineral reserve estimates, which could result in material write-downs of investments in mining properties. In addition to adversely affecting mineral reserve and mineral resource estimates and the Company's results of operations, cash flows and financial position, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on the Company's results of operations, cash flows and financial position.

Future price declines in the market value of gold, silver or other minerals could cause continued development of and commercial production from the Company's properties to be impracticable. Economic viability of future production from the Company's mining properties, if any, is dependent upon the prices of gold, silver and other minerals being adequate to make the properties economic.

A decrease in the market price of gold or silver could also adversely affect the price of the Common Shares and the Company's ability to finance the exploration and development of its projects, which would have a material adverse effect on the Company's future results of operations, cash flows and financial condition.

Risks Arising from Operations in Mexico

The Company's Mexican property interests and operations are subject to the political risks and uncertainties associated with investment in any emerging market. The Company's property interests located in Mexico are subject to Mexican federal and state laws and regulations and any variation from the current regulatory, economic, and political climate could have an adverse effect on the affairs of the Company. In addition, the enforcement by the Company of its legal rights to exploit its properties may not be recognized by the government of Mexico or by its court system. The Company cannot provide any assurances that changes in Mexican federal and state policies, by the current government or any future governments, will not adversely affect the Company's business, financial condition, and results of operations. Investors and credit rating agencies may be cautious about the Mexican government's current policies or future policy changes, which could contribute to a decrease in the Mexican economy's resilience in the event of a global economic downturn.

The security situation across Mexico remains challenging as the country continues to experience high levels of violence and crime due to the activities of organized criminal groups and cartels, particularly in the northern states that border the United States. In response, the Mexican government has implemented various measures to increase security and has strengthened its police and military forces. In particular, the Sheinbaum administration has indicated a militarized approach to combat organized crime, including increased deployment of the National Guard and collaboration with local law enforcement to enhance security measures. However, the effectiveness of these efforts, and efforts to address the root causes of crime such as poverty and lack of education, are still in the early stages and remain uncertain and organized crime (especially drug-related crime) continues to exist and operate in Mexico. The lack of security and safety in Mexico is likely to worsen if and as the economy continues to deteriorate.

Management Discussion and Analysis For the three and nine months ended January 31, 2026 (All amounts are presented in CAD)

The Company is aware that it is exposed to various levels of safety and security risks, which could result in injury or death, damage to property, work stoppages, doré, copper concentrate or other metal-

bearing material theft, or blockades of the Company's mining operations and projects. Specific risks associated with conducting business in the region include, but are not limited to, extortion; kidnappings of employees, contractors and visitors; exposure of employees and contractors to local crime related violence and drug trade activity; and damage or theft of Company assets. Additionally, the Company's response to criminal activities can give rise to further risks if not carried out consistently with international standards relating to the use of force and respect for human rights.

On April 4, 2025, the Company announced that it had temporarily paused field work at the Panuco-Copala Property due to security conditions in the area.  In February 2026, the Company experienced a serious security incident involving personnel at site, which resulted in a temporary suspension of certain activities at site. Although the Company maintains security measures and crisis response protocols, there can be no assurance that further incidents will not occur.

Such events, or the perception that such events are likely, could have a material adverse effect on the Company's results of operations and financial condition and could impede the Company's ability to hire and retain qualified personnel and/or engage and retain quality contractor services. Although the Company has implemented measures and developed procedures to address these risks, the unpredictable nature of criminal activities means there is no assurance that the Company's efforts will effectively safeguard personnel and Company property.

Furthermore, the COVID-19 pandemic restricted mobility to certain markets, including in Mexico and therefore any future pandemics could result in the same or additional restrictions. These risks may limit or disrupt the Company's operations, restrict the movement of funds and people or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

Health and Safety Risks

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities due to accidents that could result in serious injury or death and/or material damage to the environment and Company assets. The impact of such accidents could cause an interruption to operations, lead to a loss of licences, affect the reputation of the Company and its ability to obtain further licences, damage community relations and reduce the perceived appeal of the Company as an employer. The Company strives to manage all such risks in compliance with local and international standards and has or will implement various health and safety measures designed to mitigate such risks. Any such occupational health and personal safety issues may adversely affect the business of the Company and its future operations.

While the Company regularly deploys and reviews the adequacy of its health and safety policies and procedures and their implementation at sites, there can be no assurance that its efforts to mitigate these health and safety risks will be effective. A fatality, serious injury or violation of local health and safety laws and regulations may lead to, among other things, temporary cessation of activities on its properties, or the imposition compliance orders or procedures that adversely impact Company's operational results, financial costs and reputation.

Additionally, the Company faces risks related to health epidemics and other outbreaks of communicable diseases, which could significantly disrupt its operations and may materially and adversely affect its business and financial conditions. The Company's business could be adversely impacted by the effects of a virus outbreak or other epidemics. The spread of a virus globally could materially and adversely impact the Company's operating activities including but not limited to: employee health, workforce availability and productivity, increased insurance premiums, limitations on travel, and supply chain disruption. A significant outbreak of coronavirus could result in a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have an adverse effect on the demand for precious metals and the Company's future prospects.

Management Discussion and Analysis For the three and nine months ended January 31, 2026 (All amounts are presented in CAD)

Community Relations and Reputational Risk

The Company's relationships with the communities in which it operates, and other stakeholders are critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Publicity adverse to the Company, its operations or extractive industries generally, could have an adverse effect on the Company and may impact relationships with the communities in which the Company operates and other stakeholders. While the Company is committed to operating in a socially responsible manner, there can be no assurance that its efforts in this respect will mitigate this potential risk. Further, damage to the Company's reputation can be the result of the perceived or actual occurrence of any number of events, and could include any negative publicity, whether true or not.

The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regard to the Company and its activities, whether true or not. While the Company strives to uphold and maintain a positive image and reputation, it does not ultimately have control over how it is perceived by others. Damage to the Company's reputation can result from the actual or perceived occurrence of various events, including allegations of fraud or improper conduct, environmental non-compliance or damage, failure to meet the Company's objectives or guidance, and measures implemented to handle negative interactions with community groups. Any of these events could lead to negative publicity for the Company, including on social media and web- based media platforms, regardless of the truth of the underlying event. Reputation loss may lead to increased challenges in developing, maintaining community relations and advancing its projects and decreased investor confidence, all of which may have a material adverse impact on the financial performance and growth of the Company. In addition, due to the location of the Company's operations, an increase in activity as well as publicity through social media could result in the Company being exposed to criminal activity.

Certain non-governmental organizations ("NGOs") that oppose globalization and resource development are often vocal critics of the mining industry and its practices, including the use of hazardous substances in processing activities. Adverse publicity generated by such NGOs or other parties generally related to extractive industries or specifically to the Company's operations, could have an adverse effect on the Company's reputation, impact the Company's relationship with the communities in which it operates and ultimately have a material adverse effect on the Company's business, financial condition and results of operations.

NGOs may organize protests, install road blockades, apply for injunctions for work stoppage, file lawsuits for damages and intervene and participate in lawsuits seeking to cancel the Company's rights, permits and licenses. These actions can relate not only to current activities but also historic mining activities by prior owners and could have a material adverse effect on the Company's business and operations. NGO's may also file complaints with regulators in respect of the Company's, and its directors' and insiders', regulatory filings. Such complaints, regardless of whether they have any substance or basis in fact or law, may have the effect of undermining the confidence of the public or a regulator in the Company or such directors or insiders and may adversely affect the Company's prospects of obtaining the regulatory approvals necessary for advancement of some or all of its exploration and development plans or operations and the Company's business, financial condition and results of operations.

Management Discussion and Analysis For the three and nine months ended January 31, 2026 (All amounts are presented in CAD)

The Company places a high emphasis on safeguarding the Company's reputation, as once compromised, it can be difficult to restore. For these reasons, the Company's framework for reputational risk management is integrated into all other areas of risk management and is a key component of the codes of business conduct and ethics of which the Company's personnel are expected to observe.

Risks Related to Government Regulation

In addition to risks outlined in "Permitting and License Risks" above, the mineral exploration activities (as well as the potential for eventual mining, processing, and development activities) of the Company are subject to extensive laws and regulations in Canada and Mexico governing prospecting, exploration, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, waste disposal, water use, land claims of local people, protection of historic and archaeological sites, mine development, protection of endangered and protected species, and other matters. In addition, recent developments in international trade policies, particularly the implementation of new tariffs by the United States on imports from Canada and Mexico, are subject to economic and regulatory implications that could potentially impact the Company's operations and costs.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The costs associated with such instances and liabilities could be significant. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or require abandonment or delays in the development and exploration of its mining properties. The Company may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Regulators in Mexico have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards. The Company's mineral exploration activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry, including permitting, water rights, usage rights, or other material considerations which affect the Project, including shifts in political conditions that increase royalties payable or the costs related to the Company's activities or maintaining its properties. Current and future operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, government-imposed royalties, claim fees, export controls, income taxes, and expropriation of property, environmental legislation, and mine safety. There is furthermore the potential impact from a lack of application of regulations, leading to delays in permitting. The effect of these factors cannot be accurately predicted. Although the Company's exploration and development activities are currently carried out in material compliance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

Furthermore, any shift in political attitudes, or amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof are beyond the control of the Company and could have a substantial adverse impact on the Company.

Management Discussion and Analysis For the three and nine months ended January 31, 2026 (All amounts are presented in CAD)

Permitting and License Risks

In the ordinary course of business, the Company will be required to obtain and renew governmental licenses or permits for the operation and expansion at each of its property interests; or for the development, construction, and other mining activities at any of the Company's properties. Obtaining or renewing the necessary governmental licenses or permits is a complex and time-consuming process involving numerous jurisdictions with public hearings and costly permitting and other legal undertakings.

In Mexico, as with many jurisdictions, there are various federal, provincial, state, and local laws governing land, power, and water use, the protection of the environment, development, occupational health and safety, waste disposal, and appropriate handling of toxic substances. Exploration, development and production activities are also subject to substantial regulation under these laws by governmental agencies and require the Company to obtain permits from various governmental agencies. Further, the timing of receipt of such permits may be impacted by governmental changes, including but not limited to, municipal, state, provincial and federal elections which may cause further delays with respect to permitting timelines which are outside of the control of the Company.

Exploration generally requires one form of permit while development and production operations require additional permits. Each stage of a property's development can also require multiple permits, and changed mining activities at operating site(s) may require amendments to closure permits. There can be no assurance that all permits, including renewals and amendments thereof, which the Company may require for future exploration, possible future development, or continued operation, will be obtainable at all or on reasonable terms. In addition, future changes in applicable laws or regulations could result in changes in legal requirements or in the terms of existing permits applicable to the Company or its properties. Any unexpected refusals of required licenses or permits or delays or costs associated with the licensing or permitting process could increase the Company's costs and delay its activities, and could adversely affect the properties, business, or operations of the Company.

In addition, failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or other remedial actions.

In particular, in early 2024, the Mexican government implemented staffing reductions in various offices, potentially leading to delays in the evaluation and issuance of permits. These delays may be further influenced by the transition to President Claudia Sheinbaum's administration, which has introduced changes to mining regulations. The new government is evaluating existing concessions based on public perceptions and environmental impact, while encouraging individual prospectors and mining companies to return to the government any unused concessions.

Risks of Litigation

All industries, including the mining industry, are subject to legal claims, with and without merit. The Company may become involved in legal disputes in the future. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. As of the date hereof, no material claims have been brought against the Company, nor has the Company received an indication that any material claims are forthcoming. However, due to the inherent uncertainty of the litigation process, should a material claim be brought against the Company, there can be no assurance that the resolution of any particular legal proceeding will not a material adverse effect on the Company's financial position and results of operations.

Management Discussion and Analysis For the three and nine months ended January 31, 2026 (All amounts are presented in CAD)

Risks Related to Fraud, Corruption and Compliance with Anti-Corruption Laws and ESTMA

The Company conducts business in jurisdictions where it may interact with governmental authorities, state-owned entities and third-party agents in connection with permitting, regulatory approvals and commercial activities. The Company's operations are governed by, and involve interactions with, various levels of government and require compliance with anti-corruption and anti-bribery laws, including the Corruption of Foreign Public Officials Act (Canada), the U.S. Foreign Corrupt Practices Act and applicable Mexican legislation. These laws prohibit the Company, its employees and intermediaries from bribing or making other prohibited payments to foreign officials or others to obtain or retain business or gain some other business advantage. The Project is located in Mexico, which is perceived as having higher levels of corruption compared to Canada, and the Company may in the future operate in additional foreign jurisdictions that may subject it to additional anti-corruption and anti-bribery laws.

Despite maintaining policies, internal controls, codes of conduct, whistleblower mechanisms, segregation of duties and training programs, there can be no assurance that employees, contractors, agents or other third parties acting on behalf of the Company will not engage in fraudulent, corrupt or improper conduct. The Company may be held liable for violations of applicable anti-corruption, anti-bribery or fraud laws committed by such persons. In addition to corruption involving government officials, misconduct could occur in procurement functions (e.g., illicit rebates or kickbacks), inventory and product sales functions (e.g., inventory shrinkage or skimming), or through procurement fraud, theft, embezzlement or other wrongdoing by employees or external parties such as suppliers, distributors or contractors.

There has been an increase in enforcement and penalties under anti-corruption and anti-bribery laws, leading to greater scrutiny of companies operating internationally. Violations of such laws, or failures in internal controls over financial reporting, could result in civil or criminal penalties, regulatory investigations, fines, loss of permits, debarment from government programs, restrictions on financing, legal expenses, reputational damage and other material adverse consequences, which could have a material adverse effect on the Company's business, financial condition and results of operations.

In addition, increased disclosure regulations, such as the Extractive Sector Transparency Measures Act ("ESTMA"), require public disclosure of payments to foreign and domestic governments, including taxes, royalties, fees, production entitlements, bonuses, dividends, infrastructure improvement payments and other prescribed payments over $100,000. Failure to report, false reporting or structuring payments to avoid reporting may result in fines of up to $250,000 and other sanctions. Any violation of ESTMA or similar disclosure regimes could result in significant penalties and reputational damage and could materially affect the Company's business, financial condition and operations.

Risks Related to Organizational Growth, Key Personnel and Workforce Capacity

As the Company advances the Project and transitions toward construction and potential operations, it will be required to expand and adapt its management, technical, operational and financial systems and personnel to address increasing complexity. Future growth and project advancement may require enhancements to internal controls, enterprise systems, operational processes and supply chain coordination. There can be no assurance that the Company's existing infrastructure, organizational capacity and management framework will scale efficiently or in a timely manner to meet these evolving requirements.

Management Discussion and Analysis For the three and nine months ended January 31, 2026 (All amounts are presented in CAD)

The Company is dependent on the services and technical expertise of several key executives, including the directors of the Company, its senior management leadership team, and a small number of highly skilled and experienced employees and personnel. The Company's business requires a wide range of specialized skills and knowledge including geology, mine planning, permitting, engineering, metallurgy, construction, project management, mining and milling operations, logistics and procurement. The Company faces intense competition for qualified personnel and there can be no assurance that the Company will continue to be able to compete successfully with its peers in attracting and retaining executives, senior leaders, qualified management and technical talent with the necessary skills and experience to execute its business strategies. In the event of the loss of one or more key individuals, there may be challenges involved in replacing these individuals in a timely manner, and the length of time required to fill a key position may be longer than anticipated. The Company does not currently maintain key-man life insurance on any of its key employees.

As the Company progresses through development and potential construction and operations, it may expand its workforce and increase the geographic dispersion of personnel. Such growth may require enhancements to management oversight, communication processes and operational coordination. If the Company is unable to effectively manage its growth, implement scalable systems, attract and retain qualified personnel or maintain appropriate oversight, alignment and controls across management, technical and operational functions, it may experience operational inefficiencies, delays in project execution, increased costs, safety or compliance risks, or increased employee turnover. Any such developments could have a material adverse effect on the Company's business, financial condition and results of operations.

Insurance and Uninsured Risks

The Company's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment, natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or infrastructure, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in operations, monetary losses, and possible legal liability.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with a mining company's operations. The Company does not carry political risk insurance. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards arising from exploration and production is generally not available to the Company or other companies in the mining industry on acceptable terms.

The Company may also become subject to liability for pollution or other hazards which it may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Changes to Mining Laws and Regulation

Recent legislative reforms in Mexico have amended key provisions of the Mining Law and related statutes governing water use, environmental protection and waste management. These reforms introduce material changes to the mining regulatory framework, including modifications to concession duration, the process for granting new concessions, expanded social and environmental requirements, enhanced regulatory oversight, increased grounds for cancellation and additional financial assurance obligations.

Management Discussion and Analysis For the three and nine months ended January 31, 2026 (All amounts are presented in CAD)

These changes increase regulatory discretion and may impose additional compliance burdens, operational constraints and financial obligations on mining projects. The full scope, interpretation and implementation of these reforms remain subject to administrative practice and judicial review, and the long-term impact on concession rights and project economics is uncertain.

In addition, structural reforms affecting the Mexican judiciary may alter the manner in which legal challenges, administrative decisions and constitutional matters are adjudicated. Changes to judicial independence, procedural reliability or the predictability of court decisions could affect the enforcement of contractual and statutory rights.

Future amendments to mining, environmental, water, fiscal or investment laws, or changes in their interpretation or enforcement, could materially and adversely affect the Company's mining rights, permitting status, development timeline and overall Project viability.

Risks Related to Disclosure and Internal Control

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported in accordance with IFRS. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated. A control system, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.

The Company has put into place a system of internal controls appropriate for its size, and reflective of its level of operations in order to provide reasonable assurance that: (i) material information relating to the Company has been made known to them; and (ii) information required to be disclosed in the Company's filings is recorded, processed, summarized and reported within the time periods specified in securities legislation.

The Company's failure to satisfy the requirements of applicable Canadian securities laws on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm its business and negatively impact the trading price of the Common Shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company's operating results or cause it to fail to meet its reporting obligations.

Risks Related to Strategic Transactions, Shareholder Activism and Change of Control

In recent years, publicly traded companies have increasingly been subject to demands from activist shareholders and proxy solicitation firms advocating for changes to corporate governance practices, including executive compensation, environmental, social and governance matters, board composition, or certain corporate actions or reorganizations. Responding to challenges from activist shareholders, such as proxy contests, media campaigns or similar activities, could be costly and time consuming, divert the attention and resources of the Company's management and Board, and adversely affect the Company's reputation, business and results of operations. Activist shareholders may also attempt to acquire control of the Company to implement such changes. If shareholders with differing objectives are elected to the Board, this could adversely affect the Company's business and future operations and create uncertainty regarding the Company's strategic direction.

Management Discussion and Analysis For the three and nine months ended January 31, 2026 (All amounts are presented in CAD)

The Company may also be an attractive acquisition target due to its asset base and development profile. A premature or unsolicited takeover attempt may occur at a time when the Company believes its intrinsic value is not reflected in the market price. A successful takeover could result in loss of strategic control, disruption of long-term plans and potential undervaluation of the Project's future potential. Although the Company has implemented strategic planning, governance structures and shareholder engagement practices, there can be no assurance that it will be able to prevent or respond effectively to an unsolicited takeover attempt.

Further, as part of its business strategy, the Company examines opportunities to acquire additional mining assets and businesses. Any acquisition that the Company may choose to complete may change the scale of the Company's business and operations and expose the Company to new geographic, political, operating, financial and geological risks. The Company's success in its acquisition activities depends upon its ability to identify suitable acquisition candidates, negotiate acceptable terms and integrate acquired operations successfully with those of the Company.

Acquisitions of mineral properties are based in large part on engineering, environmental and economic assessments made by the Company, independent engineers and consultants. These assessments involve assumptions regarding operational performance, policy and regulatory conditions and tax rates, many of which are subject to change and beyond the Company's control. The Company will also rely on information provided by acquisition targets and cannot assure the accuracy or completeness of such information.

Acquisitions involve risks, including potential changes in commodity prices after a transaction is committed, mineral interests proving to be below expectations, difficulties integrating acquired operations and personnel, disruption to the Company's ongoing business and relationships with employees, suppliers and contractors, and the possibility of unknown liabilities, including environmental liabilities, that were not discovered or quantified during due diligence. The Company may incur significant transaction and integration costs. If acquisitions are financed through debt, the Company's leverage will increase; if equity is issued as consideration, existing shareholders may experience dilution. There can be no assurance that the Company will be successful in identifying suitable acquisition opportunities or integrating acquired assets and operations.

17. Disclosure and Internal Control procedures

Management is responsible for establishing and maintaining effective internal control over financial reporting and disclosure controls and procedures as defined in our 2025 annual MD&A.

The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with IFRS Accounting Standards. Disclosure controls and procedures are designed to provide reasonable assurance that other financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company.

Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

Management Discussion and Analysis For the three and nine months ended January 31, 2026 (All amounts are presented in CAD)

There were no changes in the Company's internal control over financial reporting and disclosure controls and procedures during the three and nine months ended January 31, 2026 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's management, at the direction of the CEO and CFO, will continue to assess the effectiveness of the Company's internal control over financial reporting and disclosure controls and procedures, and may make modifications if required.

18. Additional disclosure for issuers without significant revenue

The significant components of general and administrative expenditure are presented the Company's Financial Statements. Significant components of exploration and evaluation expenditures are included in the Operating and Financial performance sections.

Outstanding Share Data

As of the date of this MD&A, the Company had 349,498,835 common shares issued and outstanding. In addition, the Company also had 16,550,500 stock options outstanding, expiring through July 29, 2030; 2,553,847 RSUs outstanding, vesting through July 29, 2028; and 850,000 DSUs outstanding. The DSUs vest immediately and are redeemable for one common share upon the holder's departure as an independent director. Details of issued share capital are included in Note 11 of the Financial Statements.

19. Cautionary Note

Forward-Looking Information

This MD&A contains "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. Such forward-looking Statements, estimates and projections contained herein, and the documents incorporated by reference herein, if any, constitute forward-looking statements regarding the Company, its operations, and projects, including, but not limited to, the Panuco-Copala Property (as defined herein). All statements that are not historical facts, involving without limitation, statements regarding future projections, plans and objectives, securing strategic partners and financing requirements and the ability to fund future mine development are forward-looking statements, or forward-looking information. Forward-looking information and statements involve risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such information or statements. Such risk factors and uncertainties include, but are in no way limited to, statements with respect to the effect and estimated timeline of the drilling and assay results of the Company, the estimation of mineral reserves and mineral resources, the timing and amount of estimated future exploration, costs of exploration, capital expenditures, success of exploration activities, permitting time lines and permitting, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, fluctuations in mineral prices, volatility in the global financial markets, increased inflation, and other risk factors, as discussed in the Company's filings with Canadian securities regulatory agencies including the documents incorporated by reference herein.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

Management Discussion and Analysis For the three and nine months ended January 31, 2026 (All amounts are presented in CAD)

The Company's forward-looking statements are based on beliefs, expectations, and opinions of management on the date the statements are made. While the Company has attempted to identify important factors that could cause actual actions, events, or results to differ from those described in forward-looking statements, there may be factors that cause actions, events, or results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company disclaims any obligation to update any forward-looking statements or information, other than as may be specifically required by applicable securities laws and regulations.

Cautionary Note to U.S. Investors

The MD&A was prepared to conform to National Instrument 51-102F1. 51-102F1 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the United States Securities and Exchange Commission (the "SEC") applicable to domestic United States reporting companies. Consequently, Mineral Resource and Reserve information included in this MD&A may not be comparable to similar information that would generally be disclosed by United States domestic reporting companies subject to the reporting and disclosure requirements of the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with US standards.

Qualified Person

All technical disclosure covering the Company's mineral properties was prepared under the supervision of Jesus Velador, Ph.D. P.Geo., Chief Geologist for the Company, and a "Qualified Person" within the meaning of NI 43-101.